UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                              Electro-Sensors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   285233 10 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Jean C. Slattery
                              4378 Mackey Avenue S.
                              Minneapolis, MN 55424
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 27, 1996
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                         ---------------------------------
CUSIP No. 285233-10-3                          Page   2    of    4      Pages
----------------------                         ---------------------------------

 ----------- -------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jean C. Slattery
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                     (b) [ ]

 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             N/A
 ----------- -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
 ------------------------ --------- --------------------------------------------
        NUMBER OF         7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  215,592
        OWNED BY
                          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
        REPORTING
         PERSON                     0
          WITH
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    215,592
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
 ----------- -------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             215,592
 ----------- -------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                      [ ]

 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.0%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON*
             IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         Common Stock, $.10 par value

         Electro-Sensors, Inc.
         6111 Blue Circle Drive
         Minnetonka, Minnesota  55343

Item 2.  Identity and Background.

        (a) Jean C. Slattery, filing individually and as Personal Representative of the Estate of James P. Slattery.

        (b) Ms. Slattery resides at 4378 Mackey Avenue South, Minneapolis, Minnesota 55424.

        (c) Ms. Slattery is not employed.

        (d) Ms. Slattery has never been convicted in a criminal proceeding.

        (e) Ms. Slattery has not been a party to any civil proceeding as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) Effective December 27, 1996, Ms. Slattery was appointed as Personal Representative of the Estate of James P. Slattery (the "Estate") and, as such Personal Representative, became the beneficial owner of 100,090 shares of the Issuer's Common Stock and options to purchase an aggregate of 40,500 shares previously held by James P. Slattery, her husband, who died on such date.

         (b) On December 19, 1997, Ms. Slattery, as Personal Representative of the Estate, exercised options previously granted by the Issuer to Mr. Slattery to purchase an aggregate of 13,500 shares for an aggregate purchase price of $39,938 using 9,843 previously-issued shares valued at $4.00 per share and cash in the amount of $566 from personal funds.

Item 4.  Purpose of Transaction.

         Ms. Slattery acquired the securities described in Item 3(a) as Personal Representative of the Estate. The securities described in Item 3(b) were acquired for investment purposes. Ms. Slattery has no immediate intention of acquiring additional shares of the Issuer's Common Stock. Ms. Slattery may determine to dispose of some of the Estate's shares depending on various factors, including, without limitation, the price of the Issuer's Common Stock, other market conditions and the desirability to liquidate some of the Estate's holdings.

Item 5.  Interest in Securities of the Issuer.

         (a) Ms. Slattery beneficially owns 215,592 shares of the Issuer's Common Stock, representing 11% of the shares of Common Stock outstanding. Of such shares, Ms. Slattery holds 100,090 shares as Personal Representative of the Estate and 115,502 shares individually.

         (b) Ms. Slattery has sole voting and investment power over all of the shares beneficially owned by her.

         (c) Effective December 19, 1997, Ms. Slattery acquired 13,500 shares of the Issuer's Common Stock for total consideration of $39,938 upon the exercise of options previously granted to Mr. Slattery by the Issuer. The purchase price for such shares was paid with 9,843 previously-acquired shares valued at $4.00 per share (the market value of the Issuer's stock on such date) and $566 cash. All other options previously granted to Mr.
Slattery expired on December 27, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 29, 1997.


                                               /s/ Jean C. Slattery
                                               Jean C. Slattery